CAMPBELL GLOBAL TREND FUND, L.P.
MONTHLY REPORT - DECEMBER 2012
STATEMENT OF CHANGES IN NET ASSET VALUE

Partners' Capital - Class A

Net Asset Value (8,253.187 units) at November 30, 2012	$8,405,645
Additions of 14.239 units on December 31, 2012	15,002
Redemptions of (0.000) units on December 31, 2012	0
Offering Costs	(3,637)
Net Income (Loss) - December 2012	293,244

Net Asset Value (8,267.426 units) at December 31, 2012	$8,710,254

Net Asset Value per Unit at December 31, 2012	$1,053.56

Partners' Capital - Class B

Net Asset Value (1,074.152 units) at November 30, 2012	$942,136
Additions of 42.990 units on December 31, 2012	39,009
Redemptions of (0.000) units on December 31, 2012	-
Offering Costs	(408)
Net Income (Loss) - December 2012	32,952

Net Asset Value (1,117.142 units) at December 31, 2012	$1,013,689

Net Asset Value per Unit at December 31, 2012	$907.39

Partners' Capital - Class C

Net Asset Value (8,678.874 units) at November 30, 2012	$9,216,938
Additions of 22.724 units on December 31, 2012	25,005
Redemptions of (0.000) units on December 31, 2012	0
Offering Costs	(3,988)
Net Income (Loss) - December 2012	337,485

Net Asset Value (8,701.598 units) at December 31, 2012	$9,575,440

Net Asset Value per Unit at December 31, 2012	$1,100.42

Partners' Capital - Class D

Net Asset Value (692.093 units) at November 30, 2012	$629,640
Additions of 0.000 units on December 31, 2012	0
Redemptions of (0.000) units on December 31, 2012	0
Offering Costs	(272)
Net Income (Loss) - December 2012	23,191

Net Asset Value (692.093 units) at December 31, 2012	$652,559

Net Asset Value per Unit at December 31, 2012	$942.88

STATEMENT OF INCOME (LOSS)

Income:
Gains (losses) on futures contracts:
Realized	$ (10,102)
Change in unrealized	266,070

Gains (losses) on forward contracts:
Realized	53,802
Change in unrealized	439,630
Intrest Income (Loss)	6,660
Total income	756,060

Expenses:
Management fee	33,225
Performance fee	0
Sales and brokerage fee	27,888
Operating expenses	8,075
Total Expenses	69,188
Net Income (Loss) - December 2012	$ 686,872

FUND STATISTICS

Partners' Capital - Class A

Net Asset Value per Unit on December 31, 2012	$1,053.56
Net Asset Value per Unit on November 30, 2012	$1,018.47
Unit Value Monthly Gain (Loss) %	3.45%
Fund 2012 calendar YTD Gain (Loss) %	(-3.92)%

Partners' Capital - Class B

Net Asset Value per Unit on December 31, 2012	$907.39
Net Asset Value per Unit on November 30, 2012	$877.10
Unit Value Monthly Gain (Loss) %	3.45%
Fund 2012 calendar YTD Gain (Loss) %	(-3.72)%

Partners' Capital - Class C

Net Asset Value per Unit on December 31, 2012	$1,100.42
Net Asset Value per Unit on November 30, 2012	$1,062.00
Unit Value Monthly Gain (Loss) %	3.62%
Fund 2012 calendar YTD Gain (Loss) %	(-2.40)%

Partners' Capital - Class D

Net Asset Value per Unit on December 31, 2012	$942.88
Net Asset Value per Unit on November 30, 2012	$909.76
Unit Value Monthly Gain (Loss) %	3.64%
Fund 2012 calendar YTD Gain (Loss) %	(-1.78)%

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ G. William Andrews
G. William Andrews
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Global Trend Fund, L.P.

Prepared without audit

Dear Investor,

Gains in FX and Stock Index Positions Contributed to a Profitable December…

During the month of December, the Fund profited in the Foreign Exchange, Equity, and Commodity sectors, and had losses in Interest Rates.  Several important developments, including the election results in Japan, a resolution (at least temporarily) of the fiscal cliff showdown in the U.S. and reduced European sovereign debt concerns, generally proved favorable to the Fund. The extension of established trends in a few key markets led to gains in medium and long-term trend following strategies.

Gains in Foreign Exchange were driven largely by the Fund’s short Japanese Yen position versus the U.S. Dollar, which profited as Liberal Democratic Party leader Shinzo Abe came to power and pledged to weaken the Yen in order to jumpstart the Japanese economy.  Additional gains were recorded in long global stock index positions primarily from Asian and European holdings.  Asian shares moved higher on the previously mentioned election of Shinzo Abe and the resulting weaker Japanese Yen; European shares also rose as Europe saw some stability of the sovereign debt situation when Greece secured additional bail-out funds and improved clarity around Italy’s political leadership changes. U.S. stock indices finished mixed, however, when the fiscal cliff compromise proved harder to achieve than previously expected and was a drag on U.S. shares in the second half of the month.

Commodities added small additional gains to the Fund with profits in grains, industrial metals, and softs more than offsetting losses from precious metals, meats, and energy positions.  The Interest Rate sector was the only unprofitable sector for the Fund.  A decline in most long-dated fixed income instruments hurt the Fund’s long positions as better-than-expected U.S. economic data, QE fatigue, a calming of European sovereign debt concerns, and the election of Abe in Japan all weighed on the sector.

After 20 years of service and in accordance with a previously established succession plan, former Vice-Chairman Bruce Cleland retired from Campbell & Company effective December 31, 2012.  Mr. Cleland will be available to Campbell on a consulting basis for the next several years.  Please do not hesitate to call us with questions.

Sincerely,

Will Andrews
Chief Executive Officer
Campbell & Company, Inc. - General Partner